Supplement Dated November 3, 2008
to the Prospectus and Statement of Additional Information
Dated December 1, 2007
for
Legg Mason Partners Income Trust
Legg Mason Partners Diversified Strategic Income Fund
(the "Fund")
  Effective November 3, 2008, the following information replaces the "Manager and subadviser" portion of the "Management" section of the Prospectus and the following supplements and replaces any contrary information, specific to the Fund, in the Fund's Statement of Additional
Information:
  Legg Mason Partners Fund Advisor, LLC ("LMPFA") is the
Portfolio's investment manager. LMPFA, with offices at 620
Eighth Avenue, New York, New York 10018, also serves as the investment manager of other Legg Mason-sponsored funds.
LMPFA provides administrative and certain oversight services to the Portfolio. As of September 30, 2008,
LMPFA's total assets under management were approximately
$198.8 billion.
  Western Asset Management Company ("Western Asset"),
Western Asset Management Company Limited ("Western Asset
Limited"), Western Asset Management Company Ltd. ("Western
Japan") and Western Asset Management Company Pte. Ltd.
("Western Singapore") provide day-to-day portfolio management as subadvisors and act as investment advisers to institutional accounts, such as corporate pension plans, mutual funds and endowment funds. Western Asset, established in 1971, has offices at 385 East Colorado
Boulevard, Pasadena, California 91101 and 620 Eighth
Avenue, New York, New York 10018. As of September 30, 2008, the total assets under management of Western Asset and its supervised affiliates were approximately $585.5 billion.
  Western Asset Limited was founded in 1984 and has offices at 10 Exchange Square, Primrose Street, London EC2A2EN.
Western Asset Limited is responsible, generally, for managing global and non-U.S. dollar fixed-income mandates, including the related portions of Western Asset's broader portfolios, as well as servicing these relationships. It undertakes all investment-related activities including investment management, research and analysis, securities settlement, and client service.



  Western Singapore was established in 2000 and has offices at 1 George Street #23-01, Singapore 049145. As of June 30, 2008, Western Singapore's total assets under management were approximately $1.7 billion. Western Japan was founded in 1991 and has offices at 36F Shin-Marunouchi Building, 5-1 Marunouchi 1-Chome Chiyoda-Ku, Tokyo 100-6536, Japan.
  The Western Singapore and the Western Japan offices are responsible, generally, for managing Asian (other than Japan) and Japanese fixed-income mandates, respectively, including the related portions of Western Asset's broader portfolios, as well as servicing these relationships. They undertake all investment related activities including investment management, research and analysis, securities settlement, and client services.
  Western Asset Limited, Western Singapore and Western Japan will provide certain subadvisory services to the Fund relating to currency transactions and investments in non-U.S. dollar-denominated securities and related foreign currency instruments. The Fund's current management fee remains unchanged.
  LMPFA, Western Asset, Western Asset Limited, Western Singapore and Western Japan are wholly-owned subsidiaries of Legg Mason, Inc. ("Legg Mason"). Legg Mason, whose principal executive offices are at 100 Light Street, Baltimore, Maryland 21202, is a global asset management company. As of September 30, 2008, Legg Mason's asset management operations had aggregate assets under management of approximately $841.9 billion.

Fund Name Change
  Effective November 3, 2008, the name of the Fund is Legg
Mason Partners Strategic Income Fund. The Fund's current investment objective, strategies and management remain unchanged.

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